Exhibit 99.1

Volvo Group Launches New Service for Video Material

STOCKHOLM, Sweden--The Volvo Group (NASDAQ:VOLV) is now launching a service called BroadcastRoom, whereby journalists can download and order, free of charge, video material of full broadcasting quality.

BroadcastRoom is a Web-based news archive and will serve as a distribution channel for the delivery of video material offering full broadcasting quality. BroadcastRoom is a development of the video-material service that the Volvo Group currently offers via the web-services company, The Newsmarket. Journalists can use the service in order to search for, view and order video material from the Volvo Group and can then download the material or, alternatively, order it on a Beta cassette.

The material will be provided free of charge to journalists and all that will be required is a user name and password. Journalists who are already registered users of The Newsmarket need not register again. In order to register and log in, visit:

www.thenewsmarket.com/volvogroup

BroadcastRoom can also be accessed via www.volvo.com and www.volvo.se under News&Media.

August 28, 2007

The character of the information is such that AB Volvo (publ) may be under an obligation to disclose it in accordance with the Swedish Securities and Clearing Operations Act and/or the Swedish Financial Instruments Act. The information was disclosed to the media on 0828, 2007 at 10.30 a.m.

The Volvo Group is one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 93,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Göteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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Volvo Group
Mårten Wikforss, +46 31 66 11 27 or +46 705 59 11 49